December 5, 2008

Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant
United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:           AXA Form 20-F for the Fiscal Year Ended December 31, 2007
(File No. 001-14410) (the “2007 Form 20-F”)

Dear Mr. Rosenberg,

Please find attached AXA’s response to the Staff’s comment letter dated November 26, 2008 addressed to me concerning AXA’s 2007 Form 20-F.

If you have any further questions or would like any further information, please do not hesitate to contact Laurent Clamagirand, AXA’s Chief Accounting Officer (+331 4075 9686), George Stansfield, AXA’s Group General Counsel (+331 4075 7275), or me (+331 4075 5796).

Very truly yours
/s/ Denis Duverne
Denis Duverne Chief Financial Officer and Member of the Management Board

cc. L. Clamagirand
      G. Stansfield
       Ibolya Ignat (SEC Staff Accountant, Division of Corporation Finance)

Comment #1

Form 20-F for the year ended December 31, 2007

Item 5. Operating and Financial Review and Prospects, page 12

Critical Accounting Policies

Investments, page 12

1.
In responding to comments one and two, you indicate that you intend to revise your disclosures in future filings to clarify that ultimate responsibility for the determination of the fair values of your investment securities lies with management. The Division of Corporation Finance recently sent a letter to certain public companies identifying a number of disclosure issues to consider in preparing Management’s Discussion and Analysis. A sample of that letter may also be found on our website at http/www.sec.gov/divisions/corpfin/guidance/fairvalueltr0908.htm. The sub-bullets of the last main bullet point of that letter describe information to consider when companies disclose that they use brokers or pricing services to assist in determining fair values. This reflects our current thinking in this area, and we hope that you will consider it in preparing Management’s Discussion and Analysis. We believe that this information provides more insight and transparency into the determination of fair value. In providing this information, we believe that it will generally not trigger the need to name a third party in your filing nor the need, therefore, to obtain their consent if the filing is incorporated by reference into a Securities Act Filing.

Response – comment #1

We have reviewed the letter you reference from the Division of Corporation Finance and we will consider the sub-bullets of the last main bullet point of that letter when revising our disclosures for our next Form 20-F filing.

Comment #2

Form 20-F for the year ended December 31, 2007

Item 5. Operating and Financial Review and Prospects, page 12

Critical Accounting Policies

Investments, page 12

2.
Please refer to your response to comment three. Please revise your disclosures to clarify here and in Note 28 to your consolidated financial statements that your investments in your non-consolidated special purpose entities do not allow you to exercise control over such special purpose entities. Revise your disclosures similar to your response provided to us supplementally to clarify that your investments in non-controlled investments funds are limited to the shares of these funds and do not constitute control.

Response – comment #2

In order to reflect your comment, we will amend our disclosures as follows to clarify the limited nature of our arrangements with non-controlled investments funds and non-controlled special purpose entities.

[additional disclosure in Item 5 and Note 28 are in bold face type]

Item 5 – page 78

In addition, from time to time, the Company and/or its subsidiaries may become involved in contractual arrangements to which an unconsolidated entity is a party, which can assume many different forms such as guarantees, subordinated retained interests in assets transferred, derivative instruments, obligations under variable interest entities including special purpose entities and other contingent arrangements. Information on contingent commitments material to AXA can be found in the Notes to the financial statements included in item 18 of our Annual Report on Form 20-F, specifically Note 16 for financing debt, Note 17 for payables and Note 28 for contingent assets and liabilities and unrecognized contractual commitments.  Consistent with principles set forth Note 1.3.1 “Scope and basis of consolidation” to the financial statements, (i) AXA’s investments in or other arrangements with non-consolidated special purpose entities (SPEs) do not allow AXA to exercise control over such SPEs; (ii) SPEs controlled by AXA are consolidated as disclosed in Note 2.2 to the financial statements; and (iii) AXA’s investments in non consolidated investment funds are limited to shares in these funds and do not constitute control, consequently, these funds do not meet the definition of off-balance sheet arrangements and any arrangements between AXA and these funds are disclosed in Note 28 of the financial statements, as appropriate.

Note 28

28.2. BREAKDOWN OF COMMITMENTS GIVEN – page 369

The company will include in this section the additional paragraphs set out below.

Investments in non-consolidated investment funds are limited to the shares in these funds which do not provide control and any material arrangements between AXA and these funds is disclosed in this Note 28, as appropriate.

Consistent with principles set forth Note 1.3.1 “Scope and basis of consolidation” to the financial statements, (i) AXA’s investments in or other arrangements with non-consolidated special purpose entities (SPEs) do not allow AXA to exercise control over such SPEs; and (ii) SPEs controlled by AXA are consolidated as disclosed in Note 2.2 to the financial statements.

______________________

We will add this additional disclosure in future filings.  (Please note we believe that the substance of this additional disclosure requested by the Staff is already covered in Note 1.3.1 to the Consolidated Financial Statements in AXA’s 2007 20-F, which specifies that any entity (including SPEs and investment funds) controlled by AXA through its shareholding/voting interest or through other arrangements is consolidated.)